November 23, 2009
VIA EDGAR
Mr. Thomas Kluck
   Legal Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Registrant”) — Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-162132)
Dear Mr. Kluck:
     We thank you for your comment letter of November 6, 2009 relating to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed on October 29, 2009. For your convenience, the comment in your November 6, 2009 letter is set forth verbatim below, together with our response thereto.
General
1.	We note your response to comment two of our letter dated October 7, 2009 and we reissue our prior comment. Your revised disclosure on the cover page of the prospectus states that there is no scheduled end date of the offering and that the units will not be sold more than three years following the effective date of the registration statement. Please disclose on the cover page of the prospectus the date that the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K. In addition, please note that you may only register an amount that is reasonably expected to be offered and sold within two years from the initial effective date of the registration. See Rule 415(a)(2) of Regulation C. Please revise accordingly.
     As discussed telephonically on November 12, 2009, we have revised the disclosure mentioned above in Amendment No. 2 to the Registration Statement on Form S-1 filed via EDGAR today to state the following: “This offering is scheduled to terminate on November [ ], 2012, provided, however, that it may terminate earlier if all of the Units registered pursuant to the registration statement of which this Prospectus is part have been sold and it may be extended for up to six months beyond November [ ], 2012 pursuant to the rules of the Securities Act of 1933.” The same disclosure has replaced the previously revised disclosure in the second to last bullet point on page 1 of the Summary, with an additional sentence stating that “Additional
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Thomas Kluck
November 23, 2009

registration statements may also be filed in the future offering additional Units for sale to the public.” The bracketed dates in these disclosures will be revised in the final commercial prospectus to be the effective date of Registrant’s Registration Statement.
     Superfund Capital Management, Inc., the general partner of the Registrant, believes the registration of $540,000,000 units set forth in the Registrant’s October 29, 2009, registration statement is, in accordance with Rule 415(a)(2) of Regulation C, an amount reasonably expected to be offered and sold within two years from the initial effective date of registration for several reasons. Since the Registrant’s inception in 2002, Registrant has experienced approximately a 200% average year-to-year increase in sales for both Series. Series B’s subscriptions accepted over the past two years alone exceed the total subscriptions received from 2002 through 2007. Superfund Capital Management, Inc. believes this trend will continue. The Registrant was recently added to a major brokerage selling platform. In addition to its existing position on another selling platform, the Registrant has significantly expanded its access to the pool of potential investors. Moreover, in light of economic developments in equity markets over the past two years, many investors are seeking additional means of diversification for their personal investment portfolios. As the average investor becomes more sophisticated and gains access to additional information, he or she will continue to seek out alternatives to stock and bond-only investments. Managed futures funds continue to experience significant gains in new investors as a result. In this vein, registered investment advisors have increasingly recommended to their clients allocations to managed futures products, including the Registrant. Finally, over the past twelve months, Superfund USA, Inc., one of the Registrant’s primary selling agents, has doubled the number of its offices, opening locations in Texas and California. Sales staff has been added to operate these new facilities. Superfund USA, Inc. now has a physical office presence on both coasts, the Midwest and in the South. For these reasons, Superfund Capital Management, Inc. believes Registrant’s registration of $540,000,000 units is in accordance with the requirements of Rule 415(a)(2) of Regulation C.
     Thank you very much for your time and attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.
Best regards,
/s/ Daniel F. Spies
Enclosures
cc:   James B. Biery